Pfizer Inc.
235 East 42nd Street
New York, N.Y. 10017-5755

October 7, 2011

CERTAIN INFORMATION IN THIS LETTER IS OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION. CONFIDENTIAL TREATMENT PURSUANT TO 17 C.F.R. § 200.83 HAS BEEN REQUESTED BY PFIZER INC WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED BY [***].

Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C.  20549
Attention: Jim B. Rosenberg

Re:	Pfizer Inc.
Form 10-K for Fiscal Year Ended December 31, 2010
Filed February 28, 2011

Form 10-Q for the Quarterly Period Ended April 3, 2011
Filed May 12, 2011

File No. 001-03619

Dear Mr. Rosenberg:

Pfizer Inc. (“Pfizer” or “we”) is submitting this letter in response to our September 20, 2011 phone conversation with the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), with respect to Pfizer’s Form 10-K filed with the Commission on February 28, 2011 for the fiscal year ended December 31, 2010 (SEC File No. 001-03619) (the “Form 10-K”), and Pfizer’s Form 10-Q filed with the Commission on May 12, 2011 for the quarterly period ended April 3, 2011 (SEC File No. 001-03619).

For the Staff’s consideration, we provide the following.

1.	Topic: Pfizer’s policy for recognizing legal defense costs.

In consideration of the discussion on our call, we will provide substantially the following modified disclosure in our next annual report on Form 10-K:

Using our 2010 Form 10-K as an example: In Notes to Consolidated Financial Statements – Note 1J. Significant Accounting Policies: Selling Informational and Administrative Expenses, marked for the additional disclosure added:

Selling, informational and administrative costs are expensed as incurred. Among other things, these expenses include the internal and external costs of marketing, advertising, shipping and handling, information technology and legal defense.

Advertising expenses relating to production costs are expensed as incurred, and the costs of radio time, television time and space in publications are expensed when the related advertising occurs. Advertising expenses totaled approximately $4.0 billion in 2010, $2.9 billion in 2009 and $2.6 billion in 2008.

2.	Topic: Distinguishing patent-related legal proceedings in which Pfizer is the plaintiff from those in which Pfizer is the defendant.

In consideration of the discussion on our call, we will divide our section on patent-related legal proceedings to more clearly distinguish between proceedings in which Pfizer is the plaintiff and those in which Pfizer is the defendant, commencing with our Third Quarter 2011 Form 10-Q.

3.	Topic: Legal proceedings with respect to which management believes that the likelihood of additional possible loss is remote.

In consideration of the discussion on our call, we propose to provide substantially the following modified disclosure in the introductory section of the Legal Proceedings and Contingencies note in future periodic reports, commencing with the first such report after we receive the Staff’s concurrence with our proposed approach:

Using our Second Quarter 2011 Form 10-Q as an example: In Notes to Condensed Consolidated Financial Statements – Note 14. Legal Proceedings and Contingencies, introductory section, marked for the additional disclosure added:

The principal pending matters to which we are a party are discussed below. In determining whether a pending matter is a principal matter, we consider both quantitative and qualitative factors in order to assess materiality, such as, among other things, the amount of damages and the nature of any other relief sought in the proceeding, if such damages and other relief are specified; our view of the merits of the claims and of the strength of our defenses; whether the action purports to be a class action and our view of the likelihood that a class will be certified by the court; the jurisdiction in which the proceeding is pending; any experience that we or, to our knowledge, other companies have had in similar proceedings; whether disclosure of the action would be important to a reader of our financial statements, including whether disclosure might change a reader’s judgment about our financial statements in light of all of the information about the Company that is available to the reader; the potential impact of the proceeding on our reputation; and the extent of public interest in the matter. With respect to patent matters, we also consider, among other things, the financial significance of the product protected by the patent. After consideration of the various quantitative and qualitative factors, there are some principal matters discussed below with respect to which management believes that the likelihood of possible loss in excess of amounts accrued is remote.

4.	Topic: Hormone-Replacement Therapy Litigation

In consideration of the discussion on our call, to further enhance the reader’s understanding of the unpredictability of the amount of loss that could result from these actions and the potential duration of time until resolution, we propose to provide substantially the following modified disclosure in future periodic reports, commencing with the first such report after we receive the Staff’s concurrence with our proposed approach:

Using our Second Quarter 2011 Form 10-Q as an example: In Notes to Condensed Consolidated Financial Statements – Note 14. Legal Proceedings and Contingencies, marked for the additional disclosure added:

Hormone-Replacement Therapy

Product Liability –

Pfizer and certain wholly owned subsidiaries and limited liability companies, including Wyeth and King, along with several other pharmaceutical manufacturers, have been named as defendants in approximately [***]1 actions in various federal and state courts alleging personal injury or economic loss related to the use or purchase of certain estrogen and progestin medications prescribed for women to treat the symptoms of menopause. [***]2 Plaintiffs in these actions allege a variety of personal injuries, including breast cancer, ovarian cancer, stroke and heart disease. Certain co-defendants in some of these actions have asserted indemnification rights against Pfizer and its affiliated companies. The actions against Pfizer and its affiliated companies involve one or more of the following products, all of which remain approved by the FDA: femhrt (which Pfizer divested in 2003); Activella and Vagifem (which are Novo Nordisk products that were marketed by a Pfizer affiliate from 2000 to 2004); Premarin, Prempro, Aygestin, Cycrin and Premphase (which are legacy Wyeth products); and Provera, Ogen, Depo-Estradiol, Estring and generic MPA (which are legacy Pharmacia & Upjohn products). The federal actions have been transferred for consolidated pre-trial proceedings to a Multi-District Litigation (In re Prempro Products Liability Litigation MDL-1507) in the U.S. District Court for the Eastern District of Arkansas. Certain of the federal actions have been remanded to their respective District Courts for further proceedings including, if necessary, trial.

The litigation consists of individual actions, a few purported statewide class actions, a statewide class action in California and a nationwide class action in Canada. In March 2011, in an action against Wyeth seeking the refund of the purchase price paid for Wyeth’s hormone-replacement therapy products by individuals in the State of California during the period from January 1995 to January 2003, the U.S. District Court for the Southern District of California certified a class consisting of all individual purchasers of such products in California who actually heard or read Wyeth’s alleged misrepresentations regarding such products. This is the only hormone-replacement therapy action to date against Pfizer and its affiliated companies in the U.S. in which a class has been certified. In addition, in August 2011, in an action against Wyeth seeking damages for personal injury, the Supreme Court of British Columbia certified a class consisting of all women who were prescribed Premplus and/or Premarin in combination with progestin in Canada between January 1, 1997 and December 1, 2003 and who thereafter were diagnosed with breast cancer.

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Pfizer and its affiliated companies have prevailed in many of the hormone-replacement therapy actions that have been resolved to date, whether by voluntary dismissal by the plaintiffs, summary judgment, defense verdict or judgment notwithstanding the verdict; a number of these actions have been appealed by the plaintiffs. Certain other hormone-replacement therapy actions have resulted in verdicts for the plaintiffs and have included the award of compensatory and, in some instances, punitive damages; each of these actions has been appealed by Pfizer and/or its affiliated companies. The decisions in a few of the actions that had been appealed by Pfizer and/or its affiliated companies or by the plaintiffs have been upheld by the appellate courts, while several other actions that had been appealed by Pfizer and/or its affiliated companies or by the plaintiffs have been remanded by the appellate courts to their respective trial courts for further proceedings. Trials of additional hormone-replacement therapy actions are underway or scheduled for 2011.

As of July 3, 2011, Pfizer and its affiliated companies had settled, or entered into definitive agreements or agreements-in-principle to settle, approximately 41% of the hormone-replacement therapy actions filed against us and our affiliated companies. We have recorded aggregate charges with respect to those actions, as well as with respect to the actions that have resulted in verdicts against us or our affiliated companies, of approximately $250 million in the first six months of 2011 and $300 million in prior years. In addition, we have recorded a charge of approximately $280 million in the first six months of 2011 that provides for the minimum expected costs to resolve all remaining hormone-replacement therapy actions against Pfizer and its affiliated companies, consistent with our current ability to quantify such future costs. The foregoing charges are estimates and, while we cannot reasonably estimate the range of possible loss in excess of amounts accrued for these contingencies given the uncertainties inherent in this product liability litigation as described below, additional charges may be required in the future.

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Accordingly, we cannot reasonably estimate the range of possible loss in excess of amounts accrued for these contingencies.

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State Attorney General Proceedings –

Pfizer and/or its affiliated companies also have received inquiries from various federal and state agencies and officials relating to the marketing of their hormone replacement products. In November 2008, the State of Nevada filed an action against Pfizer, Pharmacia & Upjohn Company and Wyeth in state court in Nevada alleging that they had engaged in deceptive marketing of their respective hormone-replacement therapy medications in Nevada in violation of the Nevada Deceptive Trade Practices Act. The action seeks monetary relief, including civil penalties and treble damages. In February 2010, the action was dismissed by the court on the grounds that the statute of limitations had expired.  In July 2011, the Nevada Supreme Court reversed the dismissal and remanded the action to the district court for further proceedings.

5.	Additional Matter for the Staff’s Consideration

While not discussed in our call, in our September 2, 2011 letter to the Staff (p. 2), we offered to provide additional disclosures with respect to our cash, cash equivalents and short-term investments held in international tax jurisdictions.

While we are prepared to provide the offered disclosure in our upcoming Third Quarter 10-Q, we would like to alter the proposed wording to use descriptive language, rather than percentages, to convey the level of international funds.  We believe that this language would give the reader substantially the same information as proposed in our September 2, 2011 letter.

In that regard, for the Staff’s reference, below is the full paragraph proposed, marked to show our proposed replacement language in context:

Many of our operations are conducted outside of the U.S. and a [***]5of our cash, cash equivalents and short-term investments is held internationally. As of December 31, 2010, our total financial assets on a worldwide basis were $38.2 billion, including $28.0 billion of cash, cash equivalents and short-term investments. ~~We generally hold approximately~~ [***]6 ~~of these short-term funds in U.S. tax jurisdictions.~~ The amount of funds held in the U.S. can fluctuate due to the timing of receipts and payments in the ordinary course of business and due to other reasons, such as business-development activities. As part of our ongoing liquidity assessments, we regularly monitor the mix of domestic and international cash flows (both inflows and outflows). Repatriation of overseas funds can result in additional U.S. federal, state and local income tax payments. We record U.S. deferred tax liabilities for certain unremitted earnings, but when amounts earned overseas are expected to be permanently reinvested outside of the U.S., no accrual for U.S. taxes is provided (see Notes to Condensed Consolidated Financial Statements––Note 7C. Taxes on Income: Deferred Taxes).

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Please do not hesitate to contact me at 212-733-3222 with any questions or comments.

Very truly yours,

/s/ Loretta V. Cangialosi
Loretta V. Cangialosi
Senior Vice President and Controller

Cc:	Frank A. D’Amelio
Executive Vice President, Business Operations and Chief Financial Officer

Amy Schulman
Executive Vice President and General Counsel

Larry P. Bradley
Partner – KPMG LLP